UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 1-4373
CUSIP Number: 88554 L 10 8

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
     For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
     THREE-FIVE SYSTEMS, INC.

Full Name of Registrant

Former Name if Applicable
     1600 NORTH DESERT DRIVE

Address of Principal Executive Office (Street and Number)
     TEMPE, ARIZONA 85281

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Three-Five Systems, Inc. (the “Registrant”) requires additional time to finalize and review its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (the “Report”). The Registrant is unable to complete and file its Report within the prescribed time period without unreasonable effort or expense. This circumstance results from the resignation of the Registrant’s Interim Chief Financial Officer and the departure of certain other employees of the Registrant in 2005. Additional time is also required to ensure proper accounting treatment of recent sales and contemplated imminent sales of certain business operations. Registrant is exploring a variety of options, including, but not limited to, the possibility of a bankruptcy filing or the sale or other disposition of its operating subsidiaries and assets that could materially effect the accounting functions in the Report.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Carl Young	(602)	389-8600

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THREE-FIVE SYSTEMS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2005	By:	/s/ Carl Young
Carl Young
Chief Restructuring Officer

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